

June 30, 2014

Via E-mail
Mr. James Edward Lynch, Jr.
President and Chief Executive Officer
Freebutton, Inc.
7040 Avenida Encinas, Suite 104-159
Carlsbad, CA 92011

> **RE: Freebutton, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 16, 2014**
> **Item 4.01 Form 8-K/A**
> **Filed June 25, 2014**
> **File No. 0-54009**

Dear Mr. Lynch:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated June 17, 2014. Please provide the requested acknowledgements in writing from management with your next response letter.

2. Item 304(a)(1)(ii) of Regulation S-K requires a statement regarding whether the accountant's reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's reports presented in your December 31, 2012 Form 10-K and December 31, 2013 Form 10-K. Your current disclosure simply states "The report of PLS CPA on the Registrant's financial

statements for the fiscal year ended December 31, 2013 raised substantial doubt about the Registrant's ability to continue as a going concern, noting that Registrant has not established an ongoing source of revenues sufficient to cover Registrant's operating costs." Please amend your Form 8-K to revise your disclosure in accordance with Item 304(a)(1)(ii) of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3866 with any questions.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant